Exhibit 3.1

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS OF

ATHENEX, INC.

The undersigned, in his capacity as the Chairman and Chief Executive Officer of Athenex, Inc., a Delaware corporation (the “Corporation”), hereby certifies on behalf of the Corporation that the following amendment to the Amended and Restated Bylaws of the Corporation (the “Bylaws”) was duly adopted by the Board of Directors of the Corporation on March 30, 2023, pursuant to Section 9.02 of the Corporation’s Amended and Restated Certificate of Incorporation and Article VIII of the Bylaws:

1.	Section 2.5 of the Bylaws is hereby amended and restated in its entirety to read as follows:

Section 2.5 Quorum. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the presence in person or by proxy of the holders of stock having one third of the votes which could be cast by the holders of all outstanding classes of stock entitled to vote at the meeting shall constitute a quorum at each meeting of stockholders. Where a separate vote by a class or classes or series is required, one third of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to such vote. If a quorum is present when a meeting is convened, the subsequent withdrawal of stockholders, even though less than a quorum remains, shall not affect the ability of the remaining stockholders lawfully to transact business.

2.	All other provisions of the Bylaws remain in full force and effect.

Date: March 30, 2023	By:	/s/ Johnson Y.N. Lau
	Name:	Johnson Y.N. Lau
	Title:	Chairman and Chief Executive Officer